                                   EXHIBIT 12

                              VORNADO REALTY TRUST

              CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS

(amounts in thousands except ratios)

                                       Nine Months                                 Year Ended
                                         Ended      --------------------------------------------------------------------------------
                                        Sept. 30,    December 31,    December 31,     December 31,     December 31,     December 31,
                                          1997           1996            1995             1994              1993             1992
                                       -----------   ------------    ------------     ------------     ------------     ------------
Income from continuing operations
  before income taxes                      $29,008        $61,364         $53,008          $41,240          $25,386         $  2,263

Fixed charges                               41,519         17,214          17,333           14,657           31,610           34,392
                                           -------        -------         -------          -------          -------          -------

Income from continuing operations
  before income taxes and
  fixed charges                            $70,527        $78,578         $70,341          $55,887          $56,996          $36,655
                                           =======        =======         =======          =======          =======          =======
Fixed charges:
  Preferred Dividends                       10,096             --              --               --               --               --
  Interest and debt expense                $30,972        $16,726         $16,426          $14,209          $31,155          $33,910
  1/3 of rent expense -
    interest factor                            451            488             465              438              455              482
                                           -------        -------         -------          -------          -------          -------
                                            41,519         17,214          16,891           14,647           31,610           34,392

  Capitalized interest                          --             --             442            1,582              282               --
                                           -------        -------         -------          -------          -------          -------
                                           $41,519        $17,214         $17,333          $16,229          $31,892          $34,392
                                           =======        =======         =======          =======          =======          =======
Ratio of earnings to fixed charges            1.70           4.56            4.06             3.44             1.79             1.07


Note: For purposes of this calculation, earnings before fixed charges consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one third of operating lease rentals).

Rent Expense VMO                             1,232         $1,465         $ 1,395          $1,313           $1,366            $1,446
             MDK                               121         ======         =======          ======           ======            ======
                                            ------
                                             1,353
